VF 3/6/03

** AM 3/3/2003

03011129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 2 6 2003 WASH. D.C. 181 SEC MAIL PROCESSING SECTION

| SEC FILE NUMBER |
|---|
| 8- 48938 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. ALDEN ASSOCIATES INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 OLD YORK ROAD SUITE 837
(No. and Street)

JENKINTOWN (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER A. ENGELBACH 215-572-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & COMPANY PC
(Name – *if individual, state last, first, middle name*)

1200 BUSTLETON PIKE STE 3 (Address) FEASTERVILLE (City) PA (State) 19053 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Peter A. Engelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Alden Associates Inc, as of February 25, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Carol Blender, Notary Public
Abington Twp., Montgomery County
My Commission Expires Apr. 16, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J. ALDEN ASSOCIATES, INC.

DECEMBER 31, 2002

---

INDEX


| | Page |
|---|---|
| Independent Auditor's Report | 1 |
| Independent Auditor's Report on Internal Control | 2 - 4 |
| Statement of Financial Condition | 5 |
| Statement of Income | 6 |
| Statement of Stockholders' Equity | 7 |
| Statement of Changes in Liabilities Subordinated to Claims of General Creditors | 8 |
| Statement of Cash Flows | 9 |
| Notes to Financial Statements | 10 - 14 |
| Supplemental Information Schedules I,II,III,IV | 15 - 18 |


---

# FOX & COMPANY, P.C.

Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA

IRA M. FOX CPA


February 12, 2003

## Independent Auditor's Report

J. Alden Associates, Inc.
261 Old York Road
Suite 404
Jenkintown, Pennsylvania 19046

Board of Directors

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Fox + Company PC CPAs

**FOX & COMPANY, P.C.**

Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA IRA M. FOX CPA


February 12, 2003

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

J. Alden Associates, Inc.
261 Old York Road
Suite 404
Jenkintown, Pennsylvania 19046

Board of Directors

In planning and performing our audit of the financial statements of J. Alden Associates, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Respectfully submitted,

Fox + Company PC. CPA's

J. ALDEN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 98,458 |
| Receivable from Brokers and Dealers (Net of allowance for doubtful accounts of $6,425) | 4,298 |
| Receivable from Customers | 723 |
| Securities Owned: | |
| Marketable, at market value | 11,476 |
| U.S. Treasury Bills, net of discount of $21 | 10,979 |
| Debt Securities | 15,084 |
| Furniture and Equipment, at cost Less Accumulated Depreciation of $60,223 | 32,535 |
| Security Deposit | 5,547 |
| Prepaid Expenses | 9,046 |
| TOTAL ASSETS | $ 188,146 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Line of Credit - Current Portion | $ 3,737 |
| Capital Lease - Current Portion | 1,558 |
| Accounts Payable, Accrued Expenses and Other Liabilities | 25,306 |
| Accrued Payroll Taxes | 10,499 |
| Line of Credit - Less Current Portion | 291 |
| Capital Lease - Less Current Portion | 2,950 |
| TOTAL LIABILITIES | 44,341 |
| Stockholders' Equity | |
| Common Stock, no par value, no stated value, authorized 2,000 shares, issued 1,303 shares, 1,073 outstanding | 142,804 |
| Retained Earnings | 23,413 |
| Less Common Stock in Treasury, 230 shares at cost | ( 22,412) |
| Total Stockholders' Equity | 143,805 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 188,146 |

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 1,117,900 |
| Net Dealer Inventory and Investment Losses | ( 6,518) |
| Interest and Dividends | 16,716 |
| Other Income | 15,659 |
| Total Revenues | 1,143,757 |
| **Expenses** | |
| Employee Compensation and Benefits | 327,674 |
| Clearance Fees, Commissions and Floor Brokerage | 282,624 |
| Communications | 33,878 |
| Occupancy and Equipment Rental | 55,698 |
| Interest | 744 |
| Taxes, Other than Income Taxes | 3,452 |
| Other Operating Expenses | 233,555 |
| Total Expenses | 937,625 |
| Net Income | $ 206,132 |

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock | Retained Earnings | Treasury Stock |
|---|---|---|---|
| Balance - January 1, 2002 | $ 142,804 | $ 33,081 | $(22,412) |
| Net Income | | 206,132 | |
| Distributions to Shareholders | | (215,800) | |
| Balances - December 31, 2002 | $ 142,804 | $ 23,413 | $(22,412) |

The accompanying notes are an integral part of these financial statements.

# J. ALDEN ASSOCIATES, INC.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| Subordinated Borrowings at January 1, 2002 | $ | - 0 - |
| Changes in Subordinated Borrowings | | - 0 - |
| Subordinated Borrowings at December 31, 2002 | $ | - 0 - |

The accompanying notes are an integral part of these financial statements.

## J. ALDEN ASSOCIATES, INC.

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Income | $ 206,132 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | |
| Depreciation | 8,907 |
| Amortization of U.S. Treasury Bill Discount | ( 170) |
| Unrealized Loss on Marketable Securities | 6,878 |
| Amortization of Debt Security Premium | 7 |
| (Increase) Decrease In Assets: | |
| Decrease in Accounts Receivable from Customers | 2,228 |
| Decrease in Accounts Receivable from Brokers and Dealers | 9,514 |
| (Increase) in Prepaid Expenses | ( 887) |
| (Increase) in Marketable Securities Owned (Net) | ( 249) |
| (Increase) in Security Deposits | ( 1,066) |
| Increase (Decrease) In Liabilities: | |
| Increase in Accounts Payable, Accrued Expenses and Other Liabilities | 18,850 |
| Net Cash Provided By Operating Activities | 250,144 |
| Cash Flows From Investing Activities: | |
| Redemption of U.S. Treasury Bills | 22,000 |
| Purchase of Equipment and Furniture | ( 18,458) |
| Purchase of U.S. Treasury Bills | ( 21,889) |
| Net Cash Used By Investing Activities | ( 18,347) |
| Cash Flows From Financing Activities: | |
| Increase in Line of Credit and Capital Lease | 11,443 |
| Distribution to Shareholders | (215,800) |
| Repayment of Line of Credit and Capital Lease | ( 2,906) |
| Net Cash Used By Financing Activities | (207,263) |
| Net Increase In Cash and Cash Equivalents | 24,534 |
| Cash and Cash Equivalents - January 1, 2002 | 73,924 |
| Cash and Cash Equivalents - December 31, 2002 | $ 98,458 |
| Supplemental Cash Flows Disclosures: | |
| Interest Paid | $ 744 |

The accompanying notes are an integral part of these financial statements.

## Note 1

### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. was incorporated on November 3, 1995. The Company has been granted a license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the National Association of Securities Dealers, Inc. ("the NASD").

### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company has established an allowance for doubtful accounts for all accounts deemed uncollectible. The balance in this account is $6,425. The corresponding bad debt expense for the year ended December 31, 2002 is $6,425.

### PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are recorded at cost. Depreciation is computed utilizing the straight line method for financial reporting purposes. The estimated useful lives of the assets are as follows:

| | |
|---|---|
| Furniture and Fixtures | 7 Years |
| Office Equipment | 5 Years |
| Computer Equipment | 3 Years |

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or recovery are removed from the accounts and any gain or loss is included in income.

### CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

Effective January 1, 1999, the Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the Internal Revenue Code. This election will eliminate the need to account for entity level income taxes, as the stockholders have elected to be taxed individually on their share of Company earnings.

Note 2

MARKETABLE SECURITIES

Marketable Securities are classified as trading securities and are valued at current market value. The cost of these securities is $22,119. The total accumulated unrealized loss at December 31, 2002 is $6,878. Changes in unrealized gains and losses are recognized currently in income.

Note 3

DEBT SECURITIES

The Company holds debt securities with a face amount of $15,000 and a maturity date of June 15, 2114. The cost of these securities is $15,120. The premium is being amortized on a straight-line basis because of simplicity and the result is not materially different from the interest method. The securities yield is 5.5% per annum.

Note 4

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2002 consists of the following:

| | |
|---|---|
| Computer Equipment | $ 23,411 |
| Furniture | 43,309 |
| Office Equipment | 26,038 |
| Total | 92,758 |
| Less: Accumulated Depreciation | 60,223 |
| Total Furniture, Equipment and Depreciation | $ 32,535 |

Depreciation expense for the year ended December 31, 2002 was $8,907.

Note 5

UNITED STATES TREASURY BILL

At December 31, 2002, the Company owned a United States Treasury Bill which they recorded at cost less discount from the face value. The maturity value of this security is $11,000. The expected yield to maturity is 1.01% and the maturity date is March 27, 2002.

Note 6

LINE OF CREDIT

The Company has opened a line of credit for $20,000. It initially drew down $5,790 of the open line of credit. The line is currently being paid back in increments of $326, with an annual percentage rate of 7.49%. Based on the payment and interest rate disclosed in the loan documents, the approximate repayment of this loan at December 31, 2002 is as follows:

| | |
|---|---|
| December 31, 2003 | $ 3,737 |
| December 31, 2004 | 291 |
| Total Repayment | $ 4,028 |

Interest associated with this line of credit at December 31, 2002 is $286.

Note 7

CAPITAL LEASE

The Company entered into a capital lease commencing July, 2002 for telephone equipment with an initial value of $5,653 and an implied interest rate of 18.65%. The lease will run thirty-six (36) months and has a bargain purchase option of $1.

The approximate payout of the capital lease is as follows:

| | |
|---|---|
| December 31, 2003 | $ 1,558 |
| December 31, 2004 | 1,875 |
| December 31, 2005 | 1,075 |
| Total Payout | $ 4,508 |

Note 8

CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2002 were as follows:

Common stock, without par or stated value; authorized 2,000 shares; issued 1,303 shares (in treasury 230 shares).

Note 9

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan. This plan covers those employees who have attained the age of twenty-one years old and have provided service to the employer in one of the preceding five years. Contributions are at the discretion of the board of directors. The current liability for pension cost at December 31, 2002 is $ - 0 -.

Note 10

COMMITMENTS AND CONTINGENT LIABILITIES

Under operating leases with remaining noncancellable terms in excess of one year at December 31, 2002, aggregate annual rentals for office space and equipment are approximately as listed below:

| | |
|---|---|
| December 31, 2003 | $ 37,300 |
| December 31, 2004 | 31,752 |
| December 31, 2005 | 31,752 |
| December 31, 2006 | 13,233 |
| December 31, 2007 | 2,979 |
| Total Commitments and Contingent Liabilities | $ 117,016 |

Total expense for rent and equipment rental for the year ended December 31, 2002 is $46,128 and $9,570, respectively.

The Company has entered into a clearing agreement with Paine Webber to clear its securities transactions on a fully disclosed basis. In the event a customer or another broker is unable to fulfill its contracted obligation, the Company may be exposed to off-balance sheet risk.

In order to maintain this arrangement, the Company must achieve and maintain a net capital amount, as computed under Securities and Exchange Commission Rule 15c3-1, of $100,000.

As of December 31, 2002, the Company was not in compliance with this provision. The Company has obtained a waiver of this provision as of February 12, 2003.

Note 11

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the National Association of Securities Dealers, Inc. ("NASD") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. Pursuant to "NASD" Rules, the Company is required to maintain a minimum of $5,000 of net capital. At December 31, 2002, the Company had net capital of approximately $93,217 which was $88,217 in excess of the $5,000 required to be maintained at that date. The Company's net capital ratio was .48 to 1.

Note 12

CASH FLOWS - NON CASH TRANSACTIONS

The Company has two (2) transactions classified as non-cash transactions, they are as follows:

| | |
|---|---|
| Line of Credit | $ 5,790 |
| Capital Lease | $ 5,653 |

J. ALDEN ASSOCIATES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Stockholders' Equity Qualified for Net Capital | | $ 143,804 |
| Add: | | |
| A. Subordinated borrowings allowable in computation of net capital | | - 0 - |
| Total Capital and Allowable Subordinated Liabilities | | $ 143,804 |
| Deductions and/or Charges | | |
| A. Non-Allowable Assets | | |
| Furniture and Equipment | $ 32,535 | |
| Unallowed Receivables | 723 | |
| Other Assets | 14,593 | |
| Total Deductions and/or Charges | | $ 47,851 |
| Net Capital Before Haircuts on Securities Positions | | $ 95,953 |
| Haircuts on Securities | | |
| A. U.S. Treasury Bills and Debt Securities | | 1,015 |
| B. Trading Securities | | 1,721 |
| Net Capital | | $ 93,217 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in Statement of Financial Condition: | | |
| Accounts Payable, Accrued and Other Liabilities | | $ 44,341 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital Required | | $ 5,000 |
| Ratio: Aggregate Indebtedness to Net Capital | | .48 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| Net Capital, as reported in Company's Part II (Unaudited) Focus Report | | $ 102,193 |
| Net Audit Adjustments | | 8,976 |
| Net Capital per above | | $ 93,217 |

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Not Applicable

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

| | |
|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15c3-3): | $ - 0 - |
| A. Number of Items | $ - 0 - |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3: | $ - 0 - |
| A. Number of Items | $ - 0 - |

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AN FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2002

Not Applicable

The accompanying notes are an integral part of these financial statements.